Exhibit 99.2

Q3 Report 2022 Foundation & Future Galapagos Pioneering for patients

Table of Contents The Galapagos group Letter from our CEO 4 Q3 2022 operational review 5 Post-period events 5 Near term outlook 6 Financial highlights 8 The Galapagos share 14 Potential external impacts 15 Risk factors 16 Disclaimer and other information 17 Financial statements Unaudited condensed consolidated interim financial statements 21 Notes 30 Other information Glossary 45 Financial calendar 62 Colophon 63 Contact 64 TABLE OF CONTENTS Galapagos Q3 Report 2022 2

Galapagos group An overview of Galapagos, its strategy and portfolio in the first nine months of 2022 Foundation & Future

When Galapagos was founded more than two decades ago, we set out to discover new medicines with novel modes of action. By applying our deep scientific expertise and disease pathway knowledge, we identified new targets and successfully brought a novel medicine to market. We are very proud of how far we have come and what we have achieved, demonstrated by the successful launch of our first medicine Jyseleca in Europe. Guided by our purpose to bring transformational medicines to patients around the world to help them live longer and healthier lives, we are today announcing our Forward, Faster strategy to accelerate growth and value creation by reshaping the way we innovate and operate. This new strategic direction is based on three key pillars. First, we will shift from novel target-based discovery to patient-centric medical need research and development with a focus on our key therapeutic areas of immunology and oncology. Second, we will build on our current capabilities and de-risk R&D through multiple drug modalities, including CAR-T and by focusing on best-indisease validated targets in our strategic therapeutic areas with shorter time-to-patient potential. Third, we will increase our business development efforts to complement our pipeline and continue to work with our collaboration partner Gilead to bring more medicines to patients worldwide. Our new fit-for-purpose organizational structure and operating model will focus on accelerating our pipelines in immunology and oncology, supported by externally sourced opportunities. And we will discontinue our activities in fibrosis and kidney disease 1. As a result of our new strategic direction, we intend to reduce our workforce by approximately 200 positions across our sites in Europe to create room to reinvest in new capabilities and programs in our oncology franchise. This is a difficult but necessary decision and we will follow all applicable processes with respect for our people. We have a clear path forward for accelerated growth and value creation for all our stakeholders. Respectfully, Dr. Paul Stoffels 2 CEO and Chairman of the Board of Directors Letter from our CEO The study with ‘2737 in polycystic kidney disease is ongoing with topline results expected in the first half of 2023. If successful, we aim to outlicense the program. 1 2 Acting via Stoffels IMC BV THE GALAPAGOS GROUP Galapagos Q3 Report 2022 4

Q3 2022 operational review Jyseleca commercial & regulatory progress Strong adoption across Europe with reimbursement for rheumatoid arthritis (RA) in 15 countries and for ulcerative colitis (UC) in 10 countries Marketing Authorization Application (MAA) submitted for the treatment of UC to Swissmedic, the regulatory authority in Switzerland Article 20 pharmacovigilance procedure ongoing by the European Medicines Agency (EMA) Pipeline update Preparations advanced to start Phase 2 of GLPG3667 (TYK2 inhibitor) in dermatomyositis, with the aim to recruit the first patients around year-end Corporate update Received various transparency notifications from FMR LLC, indicating that its shareholding in Galapagos changed, without crossing below the 5% threshold, to 5.65% of the current outstanding Galapagos shares Raised €6.7 million year-to-date through the exercise of subscription rights Post-period events On 27 October 2022, the Pharmacovigilance Risk Assessment Committee (PRAC) of the European Medicines Agency (EMA) concluded the safety review (Article 20 procedure) of all JAK inhibitors approved in the EU for the treatment of inflammatory diseases. On 28 October 2022, the PRAC recommended the harmonization of all labels and concluded that JAK inhibitors should remain indicated for the treatment of patients with RA who have responded inadequately to or who cannot tolerate disease modifying anti-rheumatic drugs (DMARDs) therapy, and for patients with UC who have responded inadequately to or who cannot tolerate conventional therapy or biologics. The PRAC also recommended to update all product labels to include a precautionary approach for use of JAK inhibitors in patients with identified risk factors only if no suitable treatment alternative is available (Section 4.4—Warning and Precautions). The PRAC recommendations will now be considered by the Committee for Medicinal Products for Human Use (CHMP) for an opinion Abstract accepted for poster presentation at the Annual Society of Hematology (ASH) conference taking place 10-13 December 2022 on the initial data from the ATALANTA-1 Phase 1/2 study in recurring/refractory Non-Hodgkin Lymphoma (rrNHL) evaluating the feasibility, safety and efficacy of the CD19 CAR-T candidate manufactured at point-of-care THE GALAPAGOS GROUP Galapagos Q3 Report 2022 5

We expect reimbursement decisions in most key European markets for Jyseleca in UC this year and anticipate that Sobi will further progress with reimbursement discussions in RA and UC in Eastern and Central Europe, Greece, and the Baltic countries. We also expect to report initial results from the FILOSOPHY Real-World Evidence Phase 4 trial in RA later this year, and topline results from the DIVERSITY Phase 3 study in Crohn’s disease (CD) in the first quarter of 2023. Before the end of this year, we anticipate a CHMP opinion following the PRAC Article 20 recommendation issued on 28 October 2022. We aim to recruit the first patients in a Phase 2 study of our TYK2 inhibitor product candidate, GLPG3667, in dermatomyositis around year-end, and we intend to start a Phase 2 study in patients with Systemic Lupus Erythematosus (SLE) in 2023. Finally, we continue to advance select compounds with optimized pharmacology and selectivity from our SIKi portfolio. We will present the initial data from the ATALANTA-1 Phase 1/2 study of the CD19 CAR-T product candidate in patients with rrNHL at the annual ASH conference in December. The objectives of the ATALANTA-1 study are to evaluate the feasibility, safety and efficacy of the CD19 CAR-T candidate manufactured at point-of-care and will provide initial clinical validation of the CAR-T decentralized supply model. The recruitment of the ongoing Phase 1/2 studies of the CD19 CAR-T candidate in patients with rrNHL (ATALANTA study) and recurring/refractory Chronic Lymphocytic Leukemia (rrCLL) (EUPLAGIA study) is progressing well, and we are on track to report topline results of the dose escalation cohorts in the first half of 2023, which will be followed by one or more dose expansion cohorts. New post hoc analyses from SELECTION Phase 3 data set with filgotinib in UC patients presented at the United European Gastroenterology (UEG) Week Received positive CHMP opinion for Jyseleca European label update based on testicular function safety data from MANTA/RAy studies Near term outlook Immunology—an area in which we have built deep scientific know-how and expertise since our founding Oncology—an area where we will continue to grow and invest THE GALAPAGOS GROUP Galapagos Q3 Report 2022 6

For the full year 2022, we reiterate our net cash burn of €480-€520 million, including the acceleration in oncology, and we further increase our net sales guidance for Jyseleca to €80-€90 million. A detailed update of the strategy, portfolio and pipeline goals will be presented by Galapagos management and key opinion leaders at the company’s R&D Day which will be held tomorrow, Friday, 4 November 2022, from 8:00 am to 10:30 am EDT (13:00 to 15:30 CET) in New York. The event will include a live video stream on the Investors section of the company’s website and a replay will be available on the Galapagos website within 48 hours after the event. Presentations showcased during the event will be featured on the Presentations section of the company’s website. Financial guidance and Forward, Faster strategy presentation THE GALAPAGOS GROUP Galapagos Q3 Report 2022 7

Consolidated Key Figures (thousands of €, if not stated otherwise) Third quarter of 2022 Third quarter of 2021 Nine months ended 30 September 2022 Nine months ended 30 September 2021 Year ended 31 December 2021 Income statement Product net sales 25,135 5,691 60,491 6,147 14,753 Collaboration revenues 111,068 58,503 349,669 311,711 470,093 Cost of sales (2,393) (529) (7,938) (660) (1,629) R&D expenditure (114,549) (109,196) (364,067) (378,022) (491,707) S&M, G&A expenses (68,677) (45,448) (202,686) (151,267) (210,855) Other operating income 11,837 12,781 29,474 36,345 53,749 Operating loss (37,578) (78,199) (135,056) (175,747) (165,596) Net financial results 59,825 13,743 127,501 33,659 42,598 Taxes (694) (157) (3,229) 316 (2,423) Net profit/loss (-) from continuing operations 21,554 (64,613) (10,784) (141,772) (125,422) Net profit from discontinued operations, net of tax 22,191 22,191 Net profit/loss (-) 21,554 (64,613) (10,784) (119,581) (103,231) Financial highlights THE GALAPAGOS GROUP Galapagos Q3 Report 2022 8

(thousands of €, if not stated otherwise) Third quarter of 2022 Third quarter of 2021 Nine months ended 30 September 2022 Nine months ended 30 September 2021 Year ended 31 December 2021 Balance sheet Cash and cash equivalents 675,519 2,834,378 675,519 2,834,378 2,233,368 Current financial investments 3,686,557 2,039,787 3,686,557 2,039,787 2,469,809 R&D incentives receivables 153,460 149,271 153,460 149,271 144,013 Assets 4,972,070 5,331,987 4,972,070 5,331,987 5,193,160 Shareholders’ equity 2,690,351 2,617,383 2,690,351 2,617,383 2,643,362 Deferred income 2,052,686 2,520,652 2,052,686 2,520,652 2,364,701 Other liabilities 229,033 193,952 229,033 193,952 185,097 Cash flow Operational cash burn (125,979) (153,546) (343,081) (376,743) (564,840) Cash flow used in operating activities (116,942) (136,925) (320,682) (340,056) (503,827) Cash flow generated from/used in (-) investing activities (182,568) 311,138 (1,263,625) 993,191 541,238 Cash flow generated from/used in (-) financing activities 793 (964) 432 (2,438) (3,876) Increase/decrease (-) in cash and cash equivalents (298,716) 173,249 (1,583,875) 650,697 33,535 Effect of currency exchange rate fluctuation on cash and cash equivalents 1,440 18,489 26,026 40,610 56,763 Cash and cash equivalents at the end of the period 675,519 2,834,378 675,519 2,834,378 2,233,368 Current financial investments at the end of the period 3,686,557 2,039,787 3,686,557 2,039,787 2,469,809 Total current financial investments and cash and cash equivalents at the end of the period 4,362,076 4,874,165 4,362,076 4,874,165 4,703,177 THE GALAPAGOS GROUP Galapagos Q3 Report 2022 9

(thousands of €, if not stated otherwise) Third quarter of 2022 Third quarter of 2021 Nine months ended 30 September 2022 Nine months ended 30 September 2021 Year ended 31 December 2021 Financial ratios Number of shares issued at the end of the period 65,835,511 65,530,121 65,835,511 65,530,121 65,552,721 Basic and diluted income/loss (-) per share 0.33 (0.99) (0.16) (1.83) (1.58) Share price at the end of the period (in €) 43.92 45.16 43.92 45.16 49.22 Total group employees at the end of the period (number) 1,357 1,319 1,357 1,319 1,309 (total: 1,357 employees) Employees per site as of 30 September 2022 THE GALAPAGOS GROUP Galapagos Q3 Report 2022 10

We reported product net sales of Jyseleca in Europe for the first nine months of 2022 amounting to €60.5 million (€6.1 million in the first nine months of 2021). Our counterparties for the sales of Jyseleca were mainly hospitals and wholesalers located across Europe. Cost of sales related to Jyseleca net sales in the first nine months of 2022 amounted to €7.9 million. Collaboration revenues amounted to €349.7 million for the first nine months of 2022, compared to €311.7 million for the first nine months of 2021. Revenues recognized related to the collaboration agreement with Gilead for the filgotinib development were €166.8 million in the first nine months of 2022 compared to €136.4 million for the same period last year. This increase was due to a higher increase in the percentage of completion, as well as a higher revenue recognition of milestone payments strongly influenced by the milestone achieved related to the regulatory approval in Japan for UC in the first nine months of 2022. The revenue recognition related to the exclusive access rights for Gilead to our drug discovery platform amounted to €172.6 million for the first nine months of 2022 (€173.3 million for the same period last year). We have recognized royalty income from Gilead for Jyseleca for €8.2 million in the first nine months of 2022 (compared to €1.9 million in the same period last year) of which €3.6 million royalties on milestone income for UC approval in Japan. Additionally, we recorded milestones of €2.0 million triggered by the first sales of Jyseleca in Czech Republic and Portugal by our distribution and commercialization partner Sobi, in the first nine months of 2022. Our deferred income balance on 30 September 2022 includes €1.6 billion allocated to our drug discovery platform that is recognized linearly over the remaining period of our 10 year collaboration, and €0.5 billion allocated to filgotinib development that is recognized over time until the end of the development period. Our R&D expenditure in the first nine months of 2022 amounted to €364.1 million, compared to €378.0 million for the first nine months of 2021. This decrease was primarily explained by a decrease in subcontracting costs from €189.1 million in the first nine months of 2021 to €158.5 million in the first nine months of 2022, primarily due to the winding down of the ziritaxestat (IPF) program and reduced spend on our SIKi and TYK2 programs. This was partly offset by cost increases for our filgotinib program, on a nine month basis compared to the same period in 2021. Personnel costs decreased from €134.3 million in the first nine months of 2021 to €130.0 million for the same period this year. Depreciation and impairment amounted to €35.6 million for the first nine months of 2022 (€14.1 million for the same period last year). This increase was primarily due to an impairment of €26.7 million of previously capitalized upfront fees related to our collaboration with Molecure on the dual chitinase inhibitor OATD-01 (GLPG4716), recorded in Q2 2022. Q3 2022 financial results THE GALAPAGOS GROUP Galapagos Q3 Report 2022 11

Our S&M expenses were €105.3 million in the first nine months of 2022, compared to €46.6 million in the first nine months of 2021. This increase was primarily due to the termination of our 50/50 filgotinib co-commercialization cost sharing agreement with Gilead. The cost increase was also explained by an increase in personnel costs (€53.4 million for the first nine months of 2022 compared to €43.3 million for the same period last year) explained by an increase in the commercial work force from 234 average FTEs in the first nine months of 2021 to 304 average FTEs in the first nine months of 2022 driven by the commercial launch of filgotinib in Europe. Our G&A expenses were €97.4 million in the first nine months of 2022, compared to €104.7 million in the first nine months of 2021. The cost decrease was primarily due to the impairment of €9.3 million on other tangible assets recorded in the first nine months of 2021 following our decision to reassess the construction project of our new future headquarter location in Mechelen (Belgium). Personnel costs amounted to €54.5 million for the first nine months of 2022 compared to €52.4 million for the same period last year. Other operating income (€29.5 million for the first nine months of 2022, compared to €36.3 million for the first nine months of 2021) decreased by €6.9 million, mainly driven by lower grant and R&D incentive income. We reported an operating loss amounting to €135.1 million for the first nine months of 2022, compared to an operating loss of €175.7 million for the same period last year. Net financial income in the first nine months of 2022 amounted to €127.5 million (as compared to net financial income of €33.6 million in the same period last year). Net financial income in the first nine months of 2022 was primarily attributable to €102.1 million of unrealized currency exchange gain on our cash and cash equivalents and current financial investments at amortized cost in U.S. dollar (as compared to €54.9 million currency exchange gain on cash and cash equivalents and current financial investments in the first nine months of 2021) and €26.0 million positive changes in (fair) value of current financial investments (€7.2 million negative changes in the same period last year). The other financial expenses also contained the discounting effect of our long term deferred income of €5.7 million (€7.2 million in the same period last year). Net interest income amounted to €3.3 million in the first nine months of 2022 (compared to net interest cost of €6.3 million in the same period last year), due to increasing interest rates. The fair value loss of financial assets held at fair value through profit or loss amounted to nil in the first nine months in 2022 (as compared to €2.9 million in the same period last year). We realized a net loss from continuing operations of €10.8 million for the first nine months of 2022, compared to a net loss of €141.8 million for the first nine months of 2021. The net profit from discontinued operations for the first nine months of 2021 consisted of the gain on the sale of Fidelta, our fee-for-services business, for €22.2 million. We reported a group net loss for the first nine months of 2022 of €10.8 million, compared to a group net loss of €119.6 million for the same period last year. THE GALAPAGOS GROUP Galapagos Q3 Report 2022 12

Cash and cash equivalents and current financial investments totaled €4,362.1 million on 30 September 2022 (€4,703.2 million on 31 December 2021). A net decrease of €341.1 million in cash and cash equivalents and current financial investments was recorded during the first nine months of 2022, compared to a net decrease of €295.2 million during the first nine months of 2021. This net decrease was composed of (i) €343.1 million of operational cash burn, (ii) offset by €6.7 million of cash proceeds from capital and share premium increases from exercise of subscription rights in the first nine months of 2022, (iii) €26.0 million of positive changes in (fair) value of current financial investments and €105.6 million of mainly positive exchange rate differences, and (iv) €136.4 million cash out from the acquisitions of CellPoint and AboundBio, net of cash acquired. The operational cash burn (or operational cash flow if this liquidity measure is positive) is a financial measure that is not calculated in accordance with IFRS. Operational cash burn/cash flow is defined as the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus: i. the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (–) financing activities ii. the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the movement in restricted cash and movement in current financial investments, if any, the loans and advances given to third parties, if any, included in the net cash flows generated from/used in (–) investing activities iii. the cash used for other liabilities related to the acquisition of businesses, if any, included in the net cash flows generated from/used in (–) operating activities. This alternative liquidity measure is in our view an important metric for a biotech company in the development stage. Cash, cash equivalents and current financial investments THE GALAPAGOS GROUP Galapagos Q3 Report 2022 13

The following table provides a reconciliation of the operational cash burn: Nine months ended 30 September (thousands of €) 2022 2021 Increase/decrease (-) in cash and cash equivalents (excluding effect of exchange differences) (1,583,875) 650,697 Less: Net proceeds from capital and share premium increases (6,695) (2,735) Net purchase/sale (-) of current financial investments 1,111,139 (996,008) Cash out from acquisition of subsidiaries, net of cash acquired 115,270 - Cash advances and loans to third parties 10,000 - Cash used for other liabilities related to the acquisition of subsidiaries 11,080 - Cash in from disposals of subsidiaries, net of cash disposed of - (28,696) Total operational cash burn (343,081) (376,743) The Galapagos share Performance of the Galapagos share on Euronext and Nasdaq THE GALAPAGOS GROUP Galapagos Q3 Report 2022 14

Whilst the beginning of 2022 was globally marked by steeply increasing infection rates mainly due to the spread of the highly infectious Omicron-variant, the situation improved significantly during the second and third quarter and the strict measures taken by local governments to help prevent the spread of the COVID-19 virus and protect the physical and mental health of our staff could gradually be loosened. We nevertheless continue to monitor COVID-19 infection rates at global and local levels, and have systems in place to react quicky where needed to guarantee business continuity. We report the following impacts: Potential external impacts COVID-19 Staff At Galapagos, we maintained the measures put in place by local governments to help prevent the spread of the COVID-19 virus and protect the physical and mental health of our staff, albeit that these measures were gradually loosened during 2022. The majority of our research staff continued to work from the office/labs. For teleworkable functions we continued the implementation of our hybrid working model launched in 2021, in locations where the ongoing COVID-19 situation and corresponding local governmental measures permitted us to do so. For those employees coming to the office, we maintained stringent cleaning and sanitation protocols. We further kept our global and site-specific business continuity plans up-to-date and continued to take appropriate recommended precautions. Development portfolio We have a business continuity plan for our clinical development programs. We closely monitor each program in the context of the current global and local situation of the COVID-19 pandemic and the associated specific regulatory, institutional, government guidance and policies related to COVID-19. Within the boundaries of these guidelines and policies, and in consultation with our contract research organizations (CROs) and clinical trial sites, we applied various measures to minimize the impact of the COVID-19 pandemic on our clinical development programs, with the primary aim to ensure the safety of our trial participants and to preserve the data integrity and scientific validity of the trials. These measures were implemented on a case-by-case basis, tailored to the specific study and country needs at any given time, with specific attention paid to vulnerable populations and the use of investigational medicines with immunosuppressive properties. The measures include, amongst others, increased, transparent communication to all stakeholders and the direct supply of investigational medicines to patients. For each clinical trial, we actively monitor and document the impact of COVID-19 to mitigate its effect on the study where necessary and to facilitate the interpretation and reporting of results. THE GALAPAGOS GROUP Galapagos Q3 Report 2022 15

We refer to the description of risk factors in our 2021 annual report, pp. 57-69, as supplemented by the description of risk factors in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 6-50. In summary of the foregoing, the principal risks and uncertainties faced by us, relate to and include, but are not limited to, commercialization, product development and regulatory approval; our financial position and need for additional capital; our reliance on third parties; our competitive position; our intellectual property; our organization, structure and operation (including the emergence of pandemics such as COVID-19); and market risks relating to our shares and ADSs. We also refer to the description of the group’s financial risk management given in the 2021 annual report, pp. 250-254, which remains valid and unaltered. Commercial organization The form of outreach of our commercial teams to physicians and hospitals was impacted by the COVID-19 pandemic and consequent travel restrictions, and thus became partially virtual. The teams invested in digital channels as part of the overall commercial build strategy, and these channels are being utilized during our ongoing commercial launch. Thus far we note no material impact on the relative competitiveness of our commercial operations due to travel restrictions, nor have the effects of COVID-19 impacted our ability to engage in market access discussions. Nevertheless, healthcare systems are under pressure across Europe, increasing the volatility in reimbursement procedures and cost containment measures, and potentially reducing the number of new therapy options initiated by healthcare providers. Conflict in Ukraine The armed conflict between Russia and Ukraine could cause a material disruption in our operations. We currently have ongoing clinical studies for filgotinib with CROs located in Ukraine and Russia. If our CROs experience disruptions to their business due to the military conflict in Ukraine and the sanctions against Russia, it could result in delays in our clinical development activities, including delay of our clinical development plans and timelines, or could cause interruptions in operations of regulatory authorities. The impact on ongoing pivotal studies such as DIVERSITY 1 has remained limited. We continue to monitor the situation and are taking measures to mitigate the impact on our ability to conduct clinical development activities. Interruptions or delays in our and our CROs’ ability to meet expected clinical development deadlines or to comply with contractual commitments with respect to the same, could lead to delays in our overall developmental and commercialization timelines, which would adversely impact our ability to conduct clinical development activities and complete them on a timely basis. Since 24 February 2022, we have extended the focus of the business continuity plan to closely monitor each program in context of the currently ongoing Ukraine-Russia conflict and the associated specific regulatory, institutional, and government guidance and policies. Risk factors THE GALAPAGOS GROUP Galapagos Q3 Report 2022 16

Galapagos NV is a limited liability company organized under the laws of Belgium, having its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. Throughout this report, the term “Galapagos NV” refers solely to the non-consolidated Belgian company and references to “we,” “our,” “the group” or “Galapagos” include Galapagos NV together with its subsidiaries. With the exception of filgotinib’s approval as Jyseleca® for the treatment of rheumatoid arthritis (RA) and ulcerative colitis (UC) by the European Commission, Great Britain’s Medicines and Healthcare products Regulatory Agency and Japanese Ministry of Health, Labour and Welfare, our drug candidates mentioned in this report are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority. This report is published in Dutch and in English. In case of inconsistency between the Dutch and English versions, the Dutch version shall prevail. Galapagos will use reasonable efforts to ensure the translation and conformity between the Dutch and English versions. This report is available free of charge and upon request addressed to: Galapagos NV Investor Relations Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium Tel: +32 15 34 29 00 Email: ir@glpg.com A digital version of this report is available on our website, www.glpg.com. We will use reasonable efforts to ensure the accuracy of the digital version, but we do not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Therefore, we consider only the printed version of this report to be legally valid. Other information on our website or on other websites does not form a part of this report. Jyseleca® is a trademark of Galapagos NV and Gilead Sciences, Inc. or its related companies. Euronext Amsterdam and Brussels: GLPG Nasdaq: GLPG This report contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words Disclaimer and other information Listings Forward-looking statements THE GALAPAGOS GROUP Galapagos Q3 Report 2022 17 or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “stand to,” “continue,” “should,” “encouraging,” “aim,” “explore,” “further” as well as similar expressions. Forward-looking statements contained in this report include, but are not limited to, statements made in the section captioned “Letter from our CEO” of this report, the information provided in the section captioned “Near term outlook” of this report, the guidance from management regarding the expected operational use of cash during the 2022 fiscal year, statements regarding our strategic and capital allocation priorities, statements regarding the acquisitions of CellPoint and AboundBio, including statements regarding anticipated benefits of the acquisitions and the integration of CellPoint and AboundBio into our portfolio and strategic plans, statements regarding our regulatory and R&D outlook, statements regarding expected financial results, statements regarding the amount and timing of potential future milestones, opt-in and/or royalty payments, our R&D strategy, including progress on our immunology or oncology portfolio or our SIKi platform, and potential changes in such strategy, statements regarding our pipeline and complementary technology platforms driving future growth, statements regarding the strategic re-evaluation, statements regarding our expectations on commercial sales of filgotinib, statements regarding the global R&D collaboration with Gilead and the amendment of our arrangement with Gilead for the commercialization and development of filgotinib, statements regarding the expected timing, design and readouts of ongoing and planned clinical trials (i) with filgotinib in RA, UC and Crohn’s disease, (ii) with GLPG3667 in systemic lupus erythematosus and dermatomyositis, (iii) with compounds from our SIKi portfolio, (iv) with GLPG2737 in polycystic kidney disease, (v) with CD19 CAR-T in rrNHL and rrCLL, (vi) with the next-generation CARTs and bispecific antibodies, including recruitment for trials and topline results for trials and studies in CAR-T, and (vii) with expected topline results from the DIVERSITY Phase 3 study in CD, statements related to the EMA’s safety review of JAK inhibitors used to treat certain inflammatory disorders, including filgotinib, initiated at the request of the European Commission (EC) under article 20 of Regulation (EC) No 726/2004, statements relating to interactions with regulatory authorities, the timing or likelihood of additional regulatory authorities’ approval of marketing authorization for filgotinib for RA, UC or other indications for filgotinib in Europe, Great Britain, Japan, and the U.S., such additional regulatory authorities requiring additional studies, the timing or likelihood of pricing and reimbursement interactions for filgotinib, statements relating to the build-up of our commercial organization, commercial sales for filgotinib and rollout in Europe, statements related to the expected reimbursement for Jyseleca, statements regarding the effect of the conflict between Russia and Ukraine on our operations and ongoing studies (including the impact on our DIVERSITY 1 study), statements regarding the expected impact of COVID-19, and statements regarding our strategy (including our strategic transformation exercise), portfolio goals, business plans, focus, and plans for a sustainable future. We caution the reader that forward-looking statements are based on our management’s current expectations and beliefs, and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Such risks include, but are not limited to, the risk that our beliefs, assumptions and expectations regarding our 2022 revenues and financial results or our 2022 operating expenses may be incorrect (including because one or more of our assumptions underlying our revenue or expense expectations may not be realized), the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties THE GALAPAGOS GROUP Galapagos Q3 Report 2022 18

associated with competitive developments, clinical trial, recruitment of patients for trials and product development activities and regulatory approval requirements (including, but not limited to, the risk that data from our ongoing and planned clinical research programs in RA, rrNHL, rrCLL, CD, UC, other immunologic indications or other indications or diseases, may not support registration or further development of our product candidates due to safety, or efficacy concerns, or other reasons), risks related to the acquisitions of CellPoint and AboundBio, including the risk that we may not achieve the anticipated benefits of the acquisitions of CellPoint and AboundBio, the inherent risks and uncertainties associated with target discovery and validation and drug discovery and development activities, risks related to our reliance on collaborations with third parties (including our collaboration partner for filgotinib, Gilead), risks related to the implementation of the transition of the European commercialization responsibility of filgotinib from Gilead to us, the risk that the transition will not be completed on the currently contemplated timeline or at all, including the transition of the supply chain, and the risk that the transition will not have the currently expected results for our business and results of operations, the risk that estimates regarding our filgotinib development program and the commercial potential of our product candidates and our expectations regarding the costs and revenues associated with the transfer of European commercialization rights to filgotinib may be incorrect, the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, including the risk that our plans with respect to CAR-T may not be achieved on the currently anticipated timeline or at all, the risk that our projections and expectations regarding the commercial potential of our product candidates or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate, the risks related to our strategic transformation exercise, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline or at all, the risk that we will encounter challenges retaining or attracting talent, risks related to disruption in our operations or supply chain due to the conflict between Russia and Ukraine, the risks related to continued regulatory review of filgotinib following approval by relevant regulatory authorities and the EMA’s safety review of JAK inhibitors used to treat certain inflammatory disorders, including the risk that the EMA and/or other regulatory authorities determine that additional non-clinical or clinical studies are required with respect to filgotinib, the risk that the EMA may require that the market authorization for filgotinib in the EU be amended, the risk that the EMA may impose JAK class-based warnings, the risk that the EMA’s safety review may negatively impact acceptance of filgotinib by patients, the medical community, and healthcare payors and the risks and uncertainties related to the impact of the COVID-19 pandemic. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. We also refer to the “Risk Factors” section of this report. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this document. We expressly disclaim any obligation to update any such forward-looking statements in this document to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. THE GALAPAGOS GROUP Galapagos Q3 Report 2022 19

Unaudited condensed consolidated interim financial statements for the first nine months of 2022 Financial statements Foundation & Future

Consolidated income statement Third quarter of Nine months ended 30 September (thousands of €, except per share data) 2022 2021 2022 2021 Product net sales 25,135 5,691 60,491 6,147 Collaboration revenues 111,068 58,503 349,669 311,711 Total net revenues 136,203 64,194 410,160 317,858 Cost of sales (2,393) (529) (7,938) (660) Research and development expenditure (114,549) (109,196) (364,067) (378,022) Sales and marketing expenses (34,305) (17,655) (105,313) (46,616) General and administrative expenses (34,372) (27,793) (97,373) (104,651) Other operating income 11,837 12,781 29,474 36,345 Operating loss (37,578) (78,199) (135,056) (175,747) Fair value adjustments and net currency exchange differences 58,971 19,974 130,900 47,669 Other financial income 5,660 747 9,675 2,315 Other financial expenses (4,806) (6,978) (13,074) (16,325) Profit/loss (-) before tax 22,247 (64,456) (7,555) (142,088) Unaudited condensed consolidated interim financial statements for the first nine months of 2022 Consolidated statements of income and comprehensive income/loss (-) (unaudited) FINANCIAL STATEMENTS Galapagos Q3 Report 2022 21

Third quarter of Nine months ended 30 September (thousands of €, except per share data) 2022 2021 2022 2021 Income taxes (694) (157) (3,229) 316 Net profit/loss (-) from continuing operations 21,554 (64,613) (10,784) (141,772) Net profit from discontinued operations, net of tax 22,191 Net profit/loss (-) 21,554 (64,613) (10,784) (119,581) Net profit/loss (-) attributable to: Owners of the parent 21,554 (64,613) (10,784) (119,581) Basic and diluted income/loss (-) per share 0.33 (0.99) (0.16) (1.83) Basic and diluted income/loss (-) per share from continuing operations 0.33 (0.99) (0.16) (2.16) The accompanying notes form an integral part of these condensed consolidated financial statements. FINANCIAL STATEMENTS Galapagos Q3 Report 2022 22

Consolidated statement of comprehensive income/loss (–) Third quarter of Nine months ended 30 September (thousands of €) 2022 2021 2022 2021 Net profit/loss (-) 21,554 (64,613) (10,784) (119,581) Items that may be reclassified subsequently to profit or loss: Translation differences, arisen from translating foreign activities (100) (32) (7) 171 Realization of translation differences upon sale of foreign operations 731 Other comprehensive income/loss (-), net of income tax (100) (32) (7) 902 Total comprehensive income/loss (-) attributable to: Owners of the parent 21,454 (64,645) (10,791) (118,679) Total comprehensive income/loss (-) attributable to owners of the parent arises from: Continuing operations 21,454 (64,645) (10,791) (141,601) Discontinued operations 22,922 Total comprehensive income/loss (-) 21,454 (64,645) (10,791) (118,679) The accompanying notes form an integral part of these condensed consolidated financial statements. FINANCIAL STATEMENTS Galapagos Q3 Report 2022 23

30 September 31 December (thousands of €) 2022 2021 Assets Goodwill 174,994 - Intangible assets other than goodwill 38,493 60,103 Property, plant and equipment 150,394 137,512 Deferred tax assets 4,091 4,032 Non-current R&D incentives receivables 133,869 127,186 Other non-current assets 7,833 2,473 Non-current assets 509,673 331,306 Inventories 25,510 20,569 Trade and other receivables 34,783 111,337 Current R&D incentives receivables 19,591 16,827 Current financial investments 3,686,557 2,469,809 Cash and cash equivalents 675,519 2,233,368 Other current assets 20,436 9,945 Current assets 4,462,397 4,861,854 Total assets 4,972,070 5,193,160 Consolidated statements of financial position (unaudited) FINANCIAL STATEMENTS Galapagos Q3 Report 2022 24

30 September 31 December (thousands of €) 2022 2021 Equity and liabilities Share capital 293,605 292,075 Share premium account 2,735,557 2,730,391 Other reserves (10,860) (10,177) Translation differences (1,046) (1,722) Accumulated losses (326,905) (367,205) Total equity 2,690,351 2,643,362 Retirement benefit liabilities 12,521 11,699 Non-current lease liabilities 15,759 19,655 Other non-current liabilities 38,209 7,135 Non-current deferred income 1,683,023 1,944,836 Non-current liabilities 1,749,512 1,983,325 Current lease liabilities 6,926 7,204 Trade and other liabilities 154,745 137,622 Current tax payable 873 1,782 Current deferred income 369,663 419,866 Current liabilities 532,207 566,474 Total liabilities 2,281,719 2,549,798 Total equity and liabilities 4,972,070 5,193,160 The accompanying notes form an integral part of these condensed consolidated financial statements. FINANCIAL STATEMENTS Galapagos Q3 Report 2022 25

Nine months ended 30 September (thousands of €) 2022 2021 Net loss of the period (10,784) (119,581) Adjustment for non-cash transactions (25,707) 59,050 Adjustment for items to disclose separately under operating cash flow 1,599 6,013 Adjustment for items to disclose under investing and financing cash flows (1,700) (28,845) Change in working capital other than deferred income 57,472 46,642 Cash used for other liabilities related to the acquisition of subsidiaries (11,080) - Decrease in deferred income (318,167) (295,651) Cash used in operations (308,367) (332,372) Interest paid (10,940) (9,436) Interest received 2,262 2,049 Corporate taxes paid (3,637) (297) Net cash flows used in operating activities (320,682) (340,056) Consolidated cash flow statements (unaudited) FINANCIAL STATEMENTS Galapagos Q3 Report 2022 26

Nine months ended 30 September (thousands of €) 2022 2021 Purchase of property, plant and equipment (19,808) (33,907) Purchase of and expenditure in intangible fixed assets (9,308) (1,661) Proceeds from disposal of property, plant and equipment 719 - Purchase of current financial investments (2,505,688) (905,124) Interest received related to current financial investments 1,181 10 Sale of current financial investments 1,394,549 1,901,132 Cash in from disposals of subsidiaries, net of cash disposed of - 28,696 Cash out from acquisition of subsidiaries, net of cash acquired (115,270) - Cash advances and loans to third parties (10,000) - Proceeds from sale of financial assets held at fair value through profit or loss - 4,045 Net cash flows generated from/used in (-) investing activities (1,263,625) 993,191 Payment of lease liabilities (6,263) (5,174) Proceeds from capital and share premium increases from exercise of subscription rights 6,695 2,735 Net cash flows generated from/used in (-) financing activities 432 (2,438) Increase/decrease (-) in cash and cash equivalents (1,583,875) 650,697 FINANCIAL STATEMENTS Galapagos Q3 Report 2022 27

Nine months ended 30 September (thousands of €) 2022 2021 Cash and cash equivalents at beginning of year 2,233,368 2,143,071 Increase/decrease (-) in cash and cash equivalents (1,583,875) 650,697 Effect of exchange rate differences on cash and cash equivalents 26,026 40,610 Cash and cash equivalents at end of the period 675,519 2,834,378 The accompanying notes form an integral part of these condensed consolidated financial statements. 30 September (thousands of €) 2022 2021 Current financial investments 3,686,557 2,039,787 Cash and cash equivalents 675,519 2,834,378 Current financial investments and cash and cash equivalents 4,362,076 4,874,165 The accompanying notes form an integral part of these condensed consolidated financial statements. FINANCIAL STATEMENTS Galapagos Q3 Report 2022 28

Galápagos
FINANCIAL STATEMENTS

Consolidated statements of changes in equity

(unaudited)

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total
On 1 January 2021	291,312	2,727,840	(3,189)	(10,907)	(334,701)	**2,670,355**
Net loss					(119,581)	(119,581)
Other comprehensive income			880	22		902
Total comprehensive income/loss (-)			880	22	(119,581)	**(118,679)**
Share-based compensation					62,971	62,971
Exercise of subscription rights	640	2,095				2,735
On 30 September 2021	291,953	2,729,935	(2,309)	(10,885)	(391,311)	**2,617,383**
On 1 January 2022	292,075	2,730,391	(1,722)	(10,177)	(367,205)	**2,643,362**
Net loss					(10,784)	(10,784)
Other comprehensive income/loss (-)			676	(683)		(7)
Total comprehensive income/loss (-)			676	(683)	(10,784)	**(10,791)**
Share-based compensation					51,085	51,085
Exercise of subscription rights	1,530	5,165				6,695
On 30 September 2022	293,605	2,735,557	(1,046)	(10,860)	(326,905)	**2,690,351**

The accompanying notes form an integral part of these condensed consolidated financial statements.

29
Galapagos Q3 Report 2022

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union and as issued by the IASB. The condensed consolidated interim financial statements do not contain all information required for an annual report and should therefore be read in conjunction with our Annual Report 2021. To date, we have experienced limited impact on our financial performance, financial position, cash flows and significant judgements and estimates, although we continue to face additional risks and challenges associated with the impact of the outbreak. There were no significant changes in accounting policies applied by us in these condensed consolidated interim financial statements compared to those used in the most recent annual consolidated financial statements of 31 December 2021. New standards and interpretations applicable for the annual period beginning on 1 January 2022 did not have any material impact on our condensed consolidated interim financial statements. We have not early adopted any other standard, interpretation, or amendment that has been issued but is not yet effective. Business combinations are accounted for using the acquisition method. In the statement of financial position, the acquiree’s identifiable assets, liabilities and contingent liabilities are initially recognized at their fair value at the acquisition date. The results of acquired operations are included in our consolidated income statement from the date on which control is obtained. Any contingent consideration to be transferred by us will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in profit or loss. The excess of the fair value of the total purchase consideration transferred over the fair value of the acquired assets and assumed liabilities is recognized as goodwill. The valuations in support of fair value determinations are based on information available at the acquisition date. Acquisition related costs are expensed as incurred. Notes to the unaudited condensed consolidated interim financial statements for the first nine months of 2022 Basis of preparation Impact of COVID-19 on the financial statements Significant accounting policies New accounting policies as a result of recent transactions Business combinations FINANCIAL STATEMENTS Galapagos Q3 Report 2022 30

We determine and allocate the purchase price relating to the acquisition of CellPoint to the assets acquired and liabilities assumed as of the acquisition date, being 21 June 2022. The purchase price determination process requires us to use significant estimates and assumptions that determine the present fair value of the contingent consideration included in the transaction. These estimates depend on development, regulatory and sales-based milestones that are adjusted by our best estimate of their probability of success and discounted. We also anticipate to use significant estimates and assumptions in the finalization of the purchase price accounting process. Key sources of estimation uncertainty Acquisition of CellPoint FINANCIAL STATEMENTS Galapagos Q3 Report 2022 31

We reported net sales of Jyseleca for the first nine months of 2022 amounting to €60.5 million (€6.1 million in the first nine months of 2021). Related costs of sales in the first nine months of 2022 amounted to €7.9 million. The following table summarizes our collaboration revenues for the nine months ended 30 September 2022 and 2021: Third quarter of Nine months ended 30 September (thousands of €) Over time Point in time 2022 2021 2022 2021 Recognition of nonrefundable upfront payments and license fees 101,325 58,928 305,626 291,370 Gilead collaboration agreement for filgotinib 43,633 1,277 133,018 118,021 Gilead collaboration agreement for drug discovery platform 57,692 57,651 172,608 173,348 Milestone payments 7,821 (978) 35,759 18,391 Gilead collaboration agreement for filgotinib 7,821 (978) 33,759 18,391 Sobi distribution agreement for Jyseleca — 2,000 - Royalties 1,923 553 8,285 1,950 Gilead royalties on Jyseleca 1,923 557 8,240 1,907 Other royalties—(4) 44 43 Total collaboration revenues 111,068 58,503 349,669 311,711 Details of the unaudited condensed consolidated interim results Product net sales Collaboration revenues FINANCIAL STATEMENTS Galapagos Q3 Report 2022 32

The rollforward of the outstanding balance of the current and non-current deferred income between 1 January 2022 and 30 September 2022 can be summarized as follows: (thousands of €) Total Gilead collaboration agreement for filgotinib Gilead collaboration agreement for drug discovery platform (1) Other deferred income On 1 January 2022 2,364,701 604,875 1,759,828—Milestones achieved 18,238 18,238 Significant financing component (2) 5,673 5,673 Revenue recognition of upfront (305,626) (133,018) (172,608) Revenue recognition of milestones (33,759) (33,759) Other movements 3,457 3,457 On 30 September 2022 2,052,686 462,009 1,587,220 3,457 (1) The upfront received and the outstanding balance at 1 January 2022 and at 30 September 2022 comprise the issuance liabilities for the warrants and the upfront payment allocated to the drug discovery platform. (2) With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component reflecting the time value of money on the estimated recognition period. FINANCIAL STATEMENTS Galapagos Q3 Report 2022 33

Galápagos
FINANCIAL STATEMENTS

Operating costs and other operating income

Operating costs

Research and development expenditure

The following table summarizes our research and development expenditure for the nine months ended 30 September 2022 and 2021:

	Third quarter of		Nine months ended 30 September	
(thousands of €)	2022	2021	2022	2021
Personnel costs	(44,044)	(40,102)	(130,001)	(134,256)
Subcontracting	(54,412)	(49,907)	(158,472)	(189,100)
Disposables and lab fees and premises costs	(5,286)	(5,401)	(15,596)	(17,688)
Depreciation and impairment	(3,091)	(5,998)	(35,646)	(14,097)
Professional fees	(3,317)	(3,747)	(10,719)	(10,788)
Other operating expenses	(4,399)	(4,040)	(13,633)	(12,092)
Total research and development expenditure	**(114,549)**	**(109,196)**	**(364,067)**	**(378,022)**

The increase in depreciation and impairment for the first nine months of 2022 is primarily due to an impairment of €26.7 million of previously capitalized upfront fees related to our collaboration with Molecure on the dual chitinase inhibitor OATD-01.

The table below summarizes our R&D expenditure for the nine months ended 30 September 2022 and 2021, broken down by program.

	Third quarter of		Nine months ended 30 September	
(thousands of €)	2022	2021	2022	2021
Filgotinib program	(62,255)	(40,656)	(178,402)	(128,496)
SIKi program	(9,692)	(19,625)	(35,789)	(71,860)
TYK2 program on GLPG3667	(5,931)	(5,482)	(15,009)	(19,456)
Ziritaxestat program	(114)	(4,001)	(752)	(23,420)
Other programs	(36,557)	(39,432)	(134,115)	(134,790)
Total research and development expenditure	**(114,549)**	**(109,196)**	**(364,067)**	**(378,022)**

34
Galapagos Q3 Report 2022

The following table summarizes our sales and marketing expenses for the nine months ended 30 September 2022 and 2021: Third quarter of Nine months ended 30 September (thousands of €) 2022 2021 2022 2021 Personnel costs (17,726) (16,403) (53,449) (43,274) Depreciation (660) (153) (1,782) (321) External outsourcing costs (12,226) (15,190) (37,897) (40,149) Sales and marketing expenses recharged to Gilead - 15,680 31 41,207 Professional fees (744) (143) (2,278) (323) Other operating expenses (2,949) (1,445) (9,938) (3,755) Total sales and marketing expenses (34,305) (17,655) (105,313) (46,616) The termination of our 50/50 filgotinib co-commercialization cost sharing agreement with Gilead explains a significant part of the increase in sales & marketing expenses. The following table summarizes our general and administrative expenses for the nine months ended 30 September 2022 and 2021: Third quarter of Nine months ended 30 September (thousands of €) 2022 2021 2022 2021 Personnel costs (18,875) (14,851) (54,504) (52,419) Depreciation and impairment (2,129) (1,901) (6,426) (14,631) Legal and professional fees (5,935) (4,161) (16,752) (17,629) Other operating expenses (7,434) (6,881) (19,692) (19,972) Total general and administrative expenses (34,372) (27,793) (97,373) (104,651) Sales and marketing expenses General and administrative expenses FINANCIAL STATEMENTS Galapagos Q3 Report 2022 35

The following table summarizes our other operating income for the nine months ended 30 September 2022 and 2021: Third quarter of Nine months ended 30 September (thousands of €) 2022 2021 2022 2021 Grant income 486 1,878 1,495 5,665 R&D incentives 7,216 10,152 23,119 29,653 Other 4,135 752 4,860 1,027 Total other operating income 11,837 12,781 29,474 36,345 Other operating income FINANCIAL STATEMENTS Galapagos Q3 Report 2022 36

The following table summarizes our financial income/expenses (–) for the nine months ended 30 September 2022 and 2021: Third quarter of Nine months ended 30 September (thousands of €) 2022 2021 2022 2021 Fair value adjustments and net currency exchange differences Net currency exchange gain 44,647 21,149 104,815 54,762 Fair value re-measurement of warrants 129 198 80 3,025 Fair value loss on financial assets held at fair value through profit or loss (2,913) Fair value gain/loss (-) on current financial investments 14,195 (1,373) 26,005 (7,206) Total fair value adjustments and net currency exchange differences 58,971 19,974 130,900 47,669 Other financial income: Interest income 5,622 714 9,240 2,156 Discounting effect of non-current R&D incentives receivables 23 23 69 69 Other finance income 15 10 366 90 Total other financial income 5,660 747 9,675 2,315 Other financial expenses: Interest expenses (1,721) (4,049) (5,927) (8,474) Discounting effect of non-current deferred income (1,874) (2,400) (5,673) (7,170) Discounting effect of other non-current liabilities (812) - (812) - Other finance charges (398) (529) (662) (681) Total other financial expenses (4,806) (6,978) (13,074) (16,325) Total net financial result 59,825 13,743 127,501 33,659 Financial income/expenses FINANCIAL STATEMENTS Galapagos Q3 Report 2022 37

Galapagos FINANCIAL STATEMENTS                Cash position Cash and cash equivalents and current financial investments totaled €4,362.1 million on 30 September 2022 (€4,703.2 million on 31 December 2021). Cash and cash equivalents and current financial investments comprised cash at banks, term deposits, treasury bills and money market funds. Our cash management strategy monitors and optimizes our liquidity position. Our cash management strategy allows short-term deposits with an original maturity exceeding three months while monitoring all liquidity aspects. Cash and cash equivalents comprised €235.3 million of term deposits which all had an original maturity longer than three months. All cash and cash equivalents are available upon maximum three months notice period and without significant penalty. Cash at banks were mainly composed of notice accounts and current accounts. Our credit risk is mitigated by selecting a panel of highly rated financial institutions for our deposits. Current financial investments comprised €1,625.7 million of term deposits which all had an original maturity longer than three months and which are not available on demand within three months. Our current financial investments also comprised money market funds and treasury bills. Our portfolio of treasury bills contains only AAA rated paper, issued by Germany. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies with a proven track record.    (thousands of €)     30 September 31 December 2022 2021 Money market funds 1,310,203 1,317,460 Treasury bills 750,696 877,349 Term deposits 1,625,657 275,000 Total current financial investments 3,686,557 2,469,809    Cash at banks 440,261 1,225,860 Term deposits 235,259 1,007,508 Total cash and cash equivalents 675,519 2,233,368    Total current financial investments and cash and cash equivalents 4,362,076 4,703,177    On 30 September 2022, our cash and cash equivalents and current financial investments included $951.6 million held in U.S. dollars ($942.5 million on 31 December 2021) which could generate foreign exchange gains or losses in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. The foreign 38 Galapagos Q3 Report 2022

Galápagos
FINANCIAL STATEMENTS

exchange loss (–)/gain in case of a 10% change in the EUR/U.S. dollar exchange rate amounts to €97.1 million.

Capital increase

On 30 September 2022, Galapagos NV's share capital was represented by 65,835,511 shares. All shares were issued, fully paid up and of the same class. The below table summarizes our capital increases for the period ended 30 September 2022.

(thousands of €, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription rights (in €/subscription right)	Closing share price on date of capital increase (in €/share)
On 1 January 2022	65,552,721	292,075	2,730,391	3,022,467		
18 March 2022: exercise of subscription rights	95,500	517	1,643	2,160	22.61	57.38
20 June 2022: exercise of subscription rights	80,290	434	1,025	1,460	18.18	53.52
27 September 2022: exercise of subscription rights	107,000	579	2,497	3,076	28.75	44.49
On 30 September 2022	65,835,511	293,605	2,735,557	3,029,162		

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Galapagos Q3 Report 2022

FINANCIAL STATEMENTS Note to the cash flow statement        Nine months ended 30 September (thousands of €) 20222021 Adjustment for non-cash transactions Depreciation and impairment43,85429,050 Share-based compensation expenses51,08562,971 Increase in retirement benefit obligations and provisions405285 Unrealized exchange gains and non-cash other financial result(102,163)(47,975) Discounting effect of non-current deferred income5,6737,170 Discounting effect of other non-current liabilities812- Fair value re-measurement of warrants(80)(3,025) Net change in (fair) value of current financial investments(26,004)7,206 Fair value adjustment financial assets held at fair value through profit or loss-2,913 Other non-cash expenses712455 Total adjustment for non-cash transactions(25,707)59,050 Adjustment for items to disclose separately under operating cash flow Interest expense5,9278,474 Interest income(7,557)(2,146) Tax expense3,229(316) Total adjustment for items to disclose separately under operating cash flow1,5996,013    40 Galapagos Q3 Report 2022

Galápagos
FINANCIAL STATEMENTS

	Nine months ended 30 September	
(thousands of €)	2022	2021
Adjustment for items to disclose under investing and financing cash flows		
Gain on sale of subsidiaries	-	(22,191)
Gain (-)/loss on sale of fixed assets	(17)	1
Realized exchange gain on sale of current financial investments	-	(6,645)
Interest income on current financial assets	(1,683)	(10)
Total adjustment for items to disclose separately under investing and financing cash flow	**(1,700)**	**(28,845)**
Change in working capital other than deferred income		
Increase in inventories	(5,667)	(2,060)
Decrease in receivables	63,502	82,008
Decrease in liabilities	(363)	(33,306)
Total change in working capital other than deferred income	**57,472**	**46,642**

Business combinations

On 21 June 2022 we acquired, in an all-cash transaction, 100% of the shares and voting interests of CellPoint for a total agreed payment at completion of €125 million, including consideration for other liabilities associated with the transaction amounting to €10.3 million. Additional contingent consideration up to €100.0 million is due when certain development (€20.0 million), regulatory (€30.0 million) and sales-based (€50.0 million) milestones would be achieved. Total fair value at acquisition date of these milestones amounted to €22.9 million. This fair value is measured with most significant inputs being the probability of success of reaching these milestones, expected timing and the discount rate. During the third quarter of 2022 no changes were made to the assumptions used in the valuation. The discounting impact, amounting to €0.8 million, is recognized in financial results.

On the same date we acquired all of the outstanding capital of AboundBio, for a total agreed price of $14 million, including consideration for other liabilities associated with the transaction.

The main reason for these acquisitions is to position ourselves in next-generation cancer therapy market and to significantly broaden our portfolio and capabilities. As a result of these acquisitions, we gain access to an innovative, scalable, decentralized and automated point-of-care cell therapy supply model as well as a next-generation fully human antibody-based therapeutics platform. Combined and supported by us as a fully integrated biopharma, they have the potential to disrupt the CAR-T treatment paradigm. The goal is to expand the current

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Galapagos Q3 Report 2022

FINANCIAL STATEMENTS market improved for treatment CAR-T therapies options. and have an important impact on patients in need of additional and Details transactions, of the the preliminary preliminary fair purchase value consideration of identifiable and assets provisional and liabilities good will acquired at the acquisition in both date are as follows: 21 June 2022     (thousands of €)CellPointAboundBioTotal Property, plant and equipment1,289965 Other non-current assets814 Trade and other receivables162- Cash and cash equivalents3,1794,279 Other current assets1,254536 Trade and other liabilities(32,789)(587) Current deferred income-(474) Net assets acquired(26,824)4,723 Consideration paid in cash107,75014,976 Fair value re-measurement of previously held equity investment-342 Deferred consideration6,088- Fair value of contingent consideration22,865- Fair value of total consideration136,70315,318 Goodwill163,52610,595 Exchange differences on goodwill-872 Goodwill in the balance sheet163,52611,467174,994 42 Galapagos Q3 Report 2022

Galápagos
FINANCIAL STATEMENTS

Net cash outflow arising on acquisition

(thousands of €)	CellPoint	AboundBio	Total
Consideration paid in cash	107,750	14,976	
Less: cash and cash equivalents balances acquired	(3,179)	(4,279)	
Cash out from acquisition of subsidiaries, net of cash acquired	**104,571**	**10,698**	**115,270**
Cash used in operating activities for other liabilities related to the acquisition of subsidiaries	**11,080**		**11,080**

The preliminary fair value of the identifiable assets and liabilities are included in our condensed consolidated interim financial statements as per 30 September 2022. To date we have performed a preliminary fair value analysis of the business combinations, with corresponding adjustments to the trade and other liabilities. We expect the provisional amount of goodwill to change significantly upon the completion of the purchase price allocation, resulting from the valuation of the different assets and liabilities acquired, including the valuation of in-process R&D.

Contingencies and commitments

Contractual obligations and commitments

We have certain purchase commitments principally with CRO subcontractors and certain collaboration partners.

On 30 September 2022, we had outstanding obligations for purchase commitments, which become due as follows:

(thousands of €)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Purchase commitments	439,317	269,994	137,127	32,041	155

In addition to the table above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. The contractual cost sharing commitment amounted to €276.1 million at 30 September 2022 for which we have direct purchase commitments of €230.7 million at 30 September 2022 reflected in the table above.

Contingent liabilities and assets

We refer to our **Annual Report 2021** for a description of our contingent liabilities and assets.

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Galapagos Q3 Report 2022

Galápagos
FINANCIAL STATEMENTS

Related party transactions

On 6 May 2022, certain members of the Executive Committee were offered new subscription rights under Subscription Right Plan 2022 BE. The final number of accepted subscription rights under Subscription Right Plan 2022 BE was enacted by notary deed on 7 July 2022 and on 2 September 2022. The subscription rights have an exercise term of eight years as of the date of the offer. The exercise price of the subscription rights is €57.46 (*i.e.* the closing price of the Galapagos share on Euronext Amsterdam and Brussels on the day preceding the date of the offer). Each subscription right gives the right to subscribe for one new Galapagos share. For all the beneficiaries under Subscription Right Plan 2022 BE, the subscription rights vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. The subscription rights are not transferable and can in principle not be exercised prior to 1 January 2026.

The table below sets forth the number of subscription rights accepted by each member of the Executive Committee under Subscription Right Plan 2022 (B) and Subscription Right Plan 2022 BE, respectively, during the first nine months of 2022:

Name	Title	Number of 2022 subscription rights accepted
Stoffels IMC BV [(1)]	CEO	1,000,000
Bart Filius	President, COO & CFO	68,000
Walid Abi-Saab	CMO	32,000
Michele Manto	CCO	24,000

(1) Stoffels IMC BV (permanently presented by Dr. Paul Stoffels).

During the first nine months of 2022, other than as disclosed in the paragraph above or in our half-year 2022 financial report, there were no changes to related party transactions disclosed in the 2021 annual report that potentially had a material impact on the financials of Galapagos of the first nine months of 2022.

Events after the end of the reporting period

In this Q3 report 2022, we announced our new strategic direction for which the actual financial impact cannot be reliably estimated at this time and will be included in future reporting periods.

Approval of interim financial statements

The interim financial statements were approved by the Board of Directors on 31 October 2022.

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Galapagos Q3 Report 2022

Galápagos
OTHER INFORMATION

Glossary

100 points clinical response

Percentage of patients achieving a 100-point decrease in CDAI score during a clinical trial in CD patients

ACR

American College of Rheumatology

ACR20 (ACR 20/50/70)

American College of Rheumatology 20% response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, for 50% and 70% response rates, respectively

ADPKD

Autosomal dominant polycystic kidney disease, a disease where typically both kidneys become enlarged with fluid-filled cysts, leading to kidney failure. Other organs may be affected as well

ADS

American Depositary Share; Galapagos has a Level 3 ADS listed on Nasdaq with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV

AFM

Dutch Authority for the Financial Markets

Anemia

Condition in which the patient has an inadequate number of red blood cells to carry oxygen to the body's tissues

Anti-TNF

Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF

Antibody

A blood protein produced in response to and counteracting a specific antigen. Antibodies combine chemically with substances which the body recognizes as alien, such as bacteria, viruses, and foreign substances

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Galapagos Q3 Report 2022

Galápagos
OTHER INFORMATION

Assays

Laboratory tests to determine characteristics

Attrition rate

The historical success rate for drug discovery and development, based on publicly known development paths. Statistically seen, investment in at least 12 target-based programs is required to ensure that at least one of these will reach a Phase 3 study. Most new drug R&D programs are discontinued before reaching Phase 3 because they are not successful enough to be approved

BID dosing

Twice-daily dosing (bis in die)

Bioavailability

Assessment of the amount of product candidate that reaches a body's systemic circulation after (oral) administration

Biomarker

Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a biological effect

Bispecific antibody

An antibody that binds to two different antigens

Black & Scholes model

A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and subscription rights

Bridging trial

Clinical trial performed to "bridge" or extrapolate one dataset to that for another situation, i.e. to extrapolate data from one population to another for the same drug candidate, or to move from IV to subcutaneous dosing

CAR-T

Chimeric antigen receptor T cells (also known as CAR T cells) are T cells that have been genetically engineered to produce an artificial T cell receptor for use in immunotherapy

CD19

CD19 is a protein found on the surface of B-cells, a type of white blood cell. Since CD19 is a hallmark of B-cells, the protein has been used to diagnose cancers that arise from this type of cell - notably B-cell lymphomas

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Galapagos Q3 Report 2022

Galápagos
OTHER INFORMATION

CDAI

Crohn's Disease Activity Index, evaluating patients on eight different factors, each of which has a pre-defined weight as a way to quantify the impact of CD

CDAI remission

In the FITZROY trial, the percentage of patients with CD who showed a reduction of CDAI score to <150

CFTR

Cystic fibrosis transmembrane conductance regulator (CFTR) is a membrane protein and chloride channel in vertebrates that is encoded by the CFTR gene. It is hypothesized that inhibition of the CFTR channel might reduce cyst growth and enlargement for patients with ADPKD. GLPG2737 is a CFTR inhibitor

CHIT1/AMCase

Chitotriosidase (CHIT1) is a protein coding gene, and AMCase is an inactive acidic mamalian chitinase. CHIT1 is predominantly involved in macrophage activation. Inhibition of chitinase activity translates into a potential therapeutic benefit in lung diseases like IPF, as shown in preclinical models. GLPG4716 is a CHIT1/AMCase inhibitor targeting a key pathway in tissue remodeling

CHMP

Committee for Medicinal Products for Human Use is the European Medicines Agency's (EMA) committee responsible for human medicines and plays a vital role in the authorization of medicines in the European Union (EU)

CIR

Crédit d'Impôt Recherche, or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris

CRP

C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation

Cash position

Current financial investments and cash and cash equivalents

Chitinase

Chitinase is an enzyme that degrades chitin, involved in the human innate immunity. Inhibition of chitinase activity translates into a potential therapeutic benefit in lung diseases like IPF, as shown in preclinical models

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Galapagos Q3 Report 2022

Galápagos
OTHER INFORMATION

Chronic Lymphocytic Leukemia (CLL)

Chronic lymphocytic leukemia is the most common leukemia in adults. It is a type of cancer that starts in cells that become certain white blood cells (called lymphocytes) in the bone marrow. The cancer (leukemia) cells originate in the bone marrow and migrate to the bloodstream

Clinical Proof of Concept (PoC)

Point in the drug development process where the product candidate first shows efficacy in a therapeutic setting

Complete Response Letter (CRL)

A letter send by the FDA to indicate that the review cycle for an application is complete and the application is not ready for approval in its present form

Compound

A chemical substance, often a small molecule with drug-like properties

Contract research organization (CRO)

Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry on a contract basis

Corticosteroids

Any of a group of steroid hormones produced in the adrenal cortex or made synthetically. They have various metabolic functions and some are used to treat inflammation

Crohn's disease (CD)

An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel

Cytokine

A category of small proteins which play important roles in signaling in processes in the body

DARWIN

Phase 2 program for filgotinib in RA. DARWIN 1 explored three doses, in twice-daily and once-daily administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally and for which results were reported in 2015. DARWIN 3 is a long term extension trial in which all patients are on 200 mg filgotinib, except for U.S. males who are on 100 mg. The week 156 results from DARWIN 3 were reported in 2019

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Galapagos Q3 Report 2022

Galápagos
OTHER INFORMATION

DAS28 (CRP)

DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician's global health assessment and a serum marker for inflammation, such as C- reactive protein. DAS28 (CRP) includes the C-reactive protein score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission

DDI study

Drug-drug interaction study. This type of study will assess if there is a change in the action or side effects of a drug caused by concomitant administration with another drug

DIVERGENCE

Phase 2 programs with filgotinib in Crohn's disease. DIVERGENCE 1 was an exploratory study in small bowel CD and DIVERGENCE 2 in fistulizing CD

DIVERSITY

Phase 3 program evaluating filgotinib in CD

DMARDs

Disease modifying anti rheumatic drugs; these drugs address the disease itself rather than just the symptoms

Deep venous thrombosis (DVT)

The formation of one or more blood clots in one of the body's large veins, most commonly in the lower limbs. The blood clots can travel to the lung and cause a pulmonary embolism

Degradation

The process by which proteins are lost through the use of drugs such as PROTACs or small molecules

Dermatomyositis

Dermatomyositis is a rare inflammatory disease. Common symptoms include distinctive skin rash, and inflammatory myopathy, or inflamed muscles, causing muscle weakness

Development

All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Discovery

Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates

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Galapagos Q3 Report 2022

OTHER INFORMATION Disease-modifying Addresses disease the disease itself, modifying the disease progression, not just the symptoms of the Dose-range finding study Phase treatment 2 clinical in patients. study exploring Results are the used balance to determine between doses efficacy for and later safety studies among various doses of Double-blind patient Term to is characterize taking placebo a clinical or the trial treatment in which being neither evaluated the physician nor the patient knows if the EC European Commission EMA European Medicines Agency, in charge of European market authorization of new medications Efficacy Effectiveness for intended use End-to-end functional A process solution, that takes usually a system without or strong service reliance from on beginning third parties to end and delivers a complete Endoscopy A non-surgical procedure involving use of an endoscope to examine a person’s digestive tract FDA The promoting U.S. Food public and health Drug and Administration in charge of is American the American market agency approval responsible of new medications for protecting and FIH First-in-human safety, tolerability clinical and pharmacokinetics trial, usually conducted of the product in healthy candidate volunteers with the aim to assess the FILOSOPHY Phase 4 program evaluating filgotinib in RA FINCH Phase 3 program evaluating filgotinib in RA 50 Galapagos Q3 Report 2022

Galápagos
OTHER INFORMATION

FITZROY

A double-blind, placebo controlled Phase 2 trial with filgotinib in 177 CD patients for up to 20 weeks. Full results were published in The Lancet in 2016

FORM 20-F

Form 20-F is an SEC filing submitted to the US Securities and Exchange Commission

FSMA

The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten

FTE

Full-time equivalent; a way to measure an employee's involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project

Fast Track

A designation by the FDA of an investigational drug for expedited review to facilitate development of drugs which treat a serious or life-threatening condition and fill an unmet medical need

Fee-for-service

Payment system where the service provider is paid a specific amount for each procedure or service performed

Filgotinib

Formerly known as GLPG0634, commercial name is Jyseleca. Small molecule preferential JAK1 inhibitor, approved in RA and UC in European Union, Great Britain, and Japan. Filgotinib is partnered with Gilead. Filgotinib currently is in Phase 3 trials in CD, and in a Phase 4 trial in RA

Fistulizing CD

Fistulae are inflammatory tracts that most often occur between the distal colon and the perianal region. Fistulae are one of the most severe sequelae of luminal CD and the lifetime risk of occurrence is close to 50% of those with active CD

Futility analysis

Analysis of the likelihood of a trial to meet its primary endpoint, based on a subset of the total information to be gathered. The term 'futility' is used to refer to the low likelihood of a clinical trial to achieve its objectives. In particular, stopping a clinical trial when the interim results suggest that it is unlikely to achieve statistical significance can save resources that could be used on more promising research

G&A expenses

General & administrative expenses

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Galapagos Q3 Report 2022

Galápagos
OTHER INFORMATION

GLIDER

Phase 2 Proof of Concept trial with SIK2/3 inhibitor GLPG3970 in Sjögren's syndrome

GLPG0555

A JAK1 inhibitor in Phase 1b. Development was stopped in July 2022

GLPG0634

Molecule number currently known as filgotinib and Jyseleca

GLPG2737

A compound currently in Phase 2 in ADPKD. This compound is part of the CF collaboration with AbbVie but Galapagos retained rights outside of CF

GLPG3121

A compound in Phase 1 targeting JAK1/TYK2 directed toward inflammation (IBD). Development was stopped in July 2022

GLPG3667

A TYK2 kinase inhibitor discovered by us, topline results from the Phase 1b in psoriasis reported in July 2021

GLPG3970

A SIK2/3 inhibitor in multiple Phase 2 Proof of Concept studies. Topline results from the studies in UC, psoriasis and RA were reported in July 2021. The compound was discontinued in March 2022

GLPG4399

A SIK3 inhibitor currently in Phase 1 directed toward inflammation

GLPG4586

A compound with undisclosed mode of action in preclinical phase directed toward fibrosis and inlicensed from Fibrocor. The development was stopped in July 2022

GLPG4605

A SIK2/3 inhibitor in the preclinical phase, currently directed toward fibrosis

GLPG4716

A chitinase inhibitor inlicensed from Molecure (previously OncoArendi). The rights to the molecule have been returned to Molecure in July 2022

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Galapagos Q3 Report 2022

Galápagos
OTHER INFORMATION

Genome

An organism's complete set of genetic information needed to build that organism and allow it to grow and develop

HDL

High-density lipoprotein. HDL scavenges and reduces low-density lipoprotein (LDL) which contributes to heart disease at high levels. High levels of HDL reduce the risk for heart disease, while low levels of HDL increase the risk of heart disease

Hemoglobin

A protein inside red blood cells that carries oxygen from the lungs to tissues and organs in the body and carries carbon dioxide back to the lungs

Histology

Study of the microscopic structures of tissues

Histopathology

Microscopic examination of tissues for manifestations of a disease

IBD

Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel

IPF

Idiopathic pulmonary fibrosis. A chronic and ultimately fatal disease characterized by a progressive decline in lung function. Pulmonary fibrosis involves scarring of lung tissue and is the cause of shortness of breath. Fibrosis is usually associated with a poor prognosis. The term "idiopathic" is used because the cause of pulmonary fibrosis is still unknown

In vitro

Studies performed with cells outside their natural context, for example in a laboratory

In vivo

Studies performed with animals in a laboratory setting

In-/out-licensing

Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

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Galápagos
OTHER INFORMATION

Inflammatory diseases

A large, unrelated group of disorders associated with abnormalities in inflammation

Intellectual property

Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights

Intersegment

Occurring between the different operations of a company

Investigational New Drug (IND) Application

United States Federal law requires a pharmaceutical company to obtain an exemption to ship an experimental drug across state lines, usually to clinical investigators, before a marketing application for the drug has been approved. The IND is the means by which the sponsor obtains this exemption, allowing them to perform clinical studies

JAK

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a preferential JAK1 inhibitor

Jyseleca®

Jyseleca® is the brand name for filgotinib

LDL

Low-density lipoprotein. LDL contributes to heart disease at high levels

Lipoprotein

Lipoproteins are substances made of protein and fat that carry cholesterol through your bloodstream. There are two main types of cholesterol: High-density lipoprotein (HDL), or "good" cholesterol and Low-density lipoprotein (LDL), or "bad" cholesterol

Liver enzymes

Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream

Lymphocyte

Type of white blood cell that is part of the immune system

MACE

Major adverse cardiovascular events; a composite endpoint frequently used in cardiovascular research

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Galapagos Q3 Report 2022

Galápagos
OTHER INFORMATION

MANGROVE

Phase 2 program with GLPG2737 in autosomal dominant polycystic kidney disease

MANTA

A Phase 2 semen parameter trial with filgotinib in male patients with CD or UC

MANTA-RAy

Phase 2 semen parameter trial with filgotinib in male patients with RA, PsA, or AS

MHLW

Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications

MHRA

Medicines and Healthcare products Regulatory Agency in Great Britain

MTX

Methotrexate; a first-line therapy for inflammatory diseases

Mayo Score

Mayo Score is a Disease Activity Score for ulcerative colitis. It is a composite of subscores from four categories, including stool frequency, rectal bleeding, findings of flexible proctosigmoidoscopy or colonoscopy, and physician's global assessment, with a total score ranging from 0–12

Milestone

Major achievement in a project or program; in our alliances, this is usually associated with a payment

Modulation

The process by which the function of proteins is changed through the use of drugs such as small molecules, peptides, antibodies or cell therapy

Molecule collections

Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial "hits" in a drug discovery program

NDA

New Drug Application

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Galapagos Q3 Report 2022

OTHER INFORMATION NICE The national National    guidance Institute and for advice Health to improve and Care health Excellence; and social an independent care in the UK public body that provides NK cells Natural viruses killer cells, type of white blood cell with granules of enzymes which can attack tumors or Neutrophil in Type the of body. immune Neutrophils system cell are which another is one type of of the white first blood cell types cell to which travel fight to the infection site of by an ingesting infection and killing microorganisms Non-Hodgkin Lymphoma (NHL) of Non-Hodgkin the body’s germ-fighting lymphoma is immune a type of system. cancer In that non-Hodgkin begins in the lymphoma, lymphatic white system, blood which cells is called part lymphocytes grow abnormally and form tumors throughout the body Oligonucleotide protein Short DNA expression or RNA molecule that can be used as research tools or therapeutic drug to change Oral dosing Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form Osteoarthritis (OA) The breakdown most common of cartilage form in the of joints arthritis, leading usually to pain, occurring stiffness, after and middle swelling age, marked by chronic Outsourcing Contracting work to a third party PASI Psoriasis the severity Area (erythema, and Severity induration Index; an and index desquamation) used to express and percentage the severity of of affected psoriasis. area It combines PRAC for Pharmacovigilance assessing all aspects Risk Assessment of risk management Committee of human of the European medicines Medicines Agency, responsible 56 Galapagos Q3 Report 2022

Galápagos
OTHER INFORMATION

PROTAC

Proteolysis targeting chimera, a special small molecule capable of removing unwanted proteins that play a role in disease processes

Pharmacokinetics (PK)

Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing

Phase 1

First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers

Phase 2

Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use

Phase 3

Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval and access to the market

Phenotypic screening

Phenotypic screening is a strategy used in drug discovery to identify molecules with the ability to alter a cell's disease characteristics. Animal models and cell-based assays are both strategies used to identify these molecules. In contrast to target-based drug discovery, phenotypic screening does not rely on knowing the identity of the specific drug target or its hypothetical role in the disease. A key benefit this approach has over target-based screening, is its capacity to capture complex biological mechanisms that are not otherwise achievable

Pivotal trials

Registrational clinical trials

Placebo

A substance having no pharmacological effect but administered as a control in testing a biologically active preparation

Point-of-care

Drug treatment is provided close to or near the patient

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Galapagos Q3 Report 2022

OTHER INFORMATION Preclinical humans. Stage of Consists drug research of in vitro development, and in vivo undertaken screening, prior pharmacokinetics, to the administration toxicology, of and the chemical drug to upscaling Preclinical candidate (PCC) A development new molecule process and potential drug that meets chemical and biological criteria to begin the Product candidate for Substance development, that has starting satisfied with the formal requirements preclinical of safety early preclinical evaluation testing followed and by has clinical been testing selected for the treatment of a certain disorder in humans Proof of Concept (POC) A Concept clinical trial trial is inusually which first with evidence a small number for efficacy of patients of a candidate and for drug short is duration gathered. to A get Proof a first of impression of drug activity Proof of Concept study mechanism Phase 2 patient of action study in which activity as well as safety in patients is evaluated, usually for a new Pulmonary embolism A blockage in one of the pulmonary arteries in the lungs QD dosing Once-daily dosing (qd from the Latin quaque die) R&D operations Research product candidates and development for internal operations; pipeline or unit as part responsible of risk/reward for discovery sharing alliances and developing with partners new Refractory “Refractory” to, treatment refers to a patient with cancer that is/has become resistant to, or does not respond Relapsed “Relapsed” improvement refers to a patient with cancer that develops cancer again after a period of 58 Galapagos Q3 Report 2022

OTHER INFORMATION Replication The of cell process division by which DNA is copied to produce two identical DNA molecules during the process Rheumatoid arthritis (RA) A cartilage chronic, destruction, systemic inflammatory bone erosion disease and disability that causes joint inflammation, and usually leads to S&M expenses Sales and marketing expenses SEC Securities and Exchange Commission in the US SELECTION Phase 2021 3 program evaluating filgotinib in UC patients. Full results were published in The Lancet in SES-CD scores Simple values from endoscopic 0 (unaffected) score for to 3 CD, (highly involving affected) review of five pre-defined bowel segments, assigning SIK Salt-inducible kinase Screening in Method a biochemical usually applied assay against at the a beginning series of of small a drug molecules discovery or antibodies campaign, to where obtain a target an initial is tested set of “hits” that show activity against the target. These hits are then further tested or optimized Short interfering RNA A research tool that is used to silence the activity of specific genes Sjögrens syndrome Sjögren’s often resulting Syndrome in chronic is a systemic dryness of inflammatory the eyes and disease mouth which can be felt throughout the body, Small bowel CD (SBCD) CD gastrointestinal causes chronic tract inflammation including the and stomach erosion and of small the intestines. and large intestines. It can affect While different isolated regions SBCD of is the an uncommon ileum, is common presentation of CD, involvement of some portion of the small bowel, particularly 59 Galapagos Q3 Report 2022

Galápagos
OTHER INFORMATION

Statin

Statins are a class of lipid-lowering medications that reduce illness and mortality in those who are at high risk of cardiovascular disease. They are the most common cholesterol-lowering drugs. Low-density lipoprotein (LDL) carriers of cholesterol play a key role in the development of atherosclerosis and coronary heart disease via the mechanisms described by the lipid hypothesis

Systemic lupus erythematosus

An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure

TEAE

Treatment Emergent Adverse Event, is any event not present prior to the initiation of the treatments or any event already present that worsens in either intensity or frequency following exposure to the treatments

TYK

Tyrosine kinase is an enzyme that can transfer a phosphate group from ATP to the tyrosine residues of specific proteins inside a cell. It functions as an "on" or "off" switch in many cellular functions. Tyrosine kinases belong to a larger class of enzymes known as protein kinases which also attach phosphates to other amino acids such as serine and threonine. GLPG3667 is a reversible and selective TYK2 kinase domain inhibitor

Target

Protein that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine

Target discovery

Identification and validation of proteins that have been shown to play a role in a disease process

Technology access fee

License payment made in return for access to specific technology (e.g. compound or virus collections)

Topical corticosteroids

Corticosteroids which are administered through the skin using an ointment

Transcription

The process of making an RNA copy of a DNA gene sequence

Translation

The process by which a protein is synthetized from mRNA

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Galapagos Q3 Report 2022

OTHER INFORMATION Ulcerative colitis (UC) UC inflammation is an IBD causing throughout chronic the inflammation gastrointestinal of tract) the lining of the colon and rectum (unlike CD with Venous thrombotic events a When venous a thromboembolism blood clot breaks (VTE). The loose abbreviation and travels DVT/PE in refers the to blood, a VTE this where is a called deep vein thrombosis (DVT) has moved to the lungs (PE or pulmonary embolism) 61 Galapagos Q3 Report 2022

OTHER INFORMATION Financial calendar 23 February 2023 Full year 2022 results 23 March 2023 Annual report 2022 25 April 2023 Annual Shareholders’ meeting 4 May 2023 First quarter 2023 results 3 August 2023 Half year 2023 results 2 November 2023 Third quarter 2023 results 62 Galapagos Q3 Report 2022

OTHER INFORMATION Colophon Concept, nexxar GmbH, design Vienna and online – Online programming annual reports and online sustainability reports www.nexxar.com Frank Photography van Delft Copy deadline: 3 November 2022 report This report or at is www. also available glpg.com in Dutch and available for download in the Downloads section of this 63 Galapagos Q3 Report 2022

Galápagos
OTHER INFORMATION

Contact



Sofie Van Gijsel
Head of Investor Relations
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +1 781 296 1143
Email: ir@glpg.com



Sandra Cauwenberghs
Director of Investor Relations
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +32 15 34 29 00
Email: ir@glpg.com



Marieke Vermeersch
Head of Corporate Communication
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +32 479 49 06 03
Email: media@glpg.com

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Galapagos Q3 Report 2022